Exhibit 2.1

AMENDMENT No. 1

TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT No. 1 TO THE AGREEMENT AND PLAN OF MERGER (the “Amendment”) is entered into as of the 12th day of August, 2013 (the “Amendment Effective Date”), by and among CafePress Inc., a Delaware corporation (“Parent”), EZ Prints, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, acting solely in its capacity as representative of the Seller Indemnifying Parties (the “Stockholder Representative”).

RECITALS

WHEREAS, Parent, Sunday Morning Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), the Company and the Stockholder Representative are parties to an Agreement and Plan of Merger dated as of October 5, 2012 (the “Merger Agreement”);

WHEREAS, the Merger Agreement provides for an Earn-Out Payment to be paid by Parent to the Seller Indemnifying Parties if certain performance metrics are met by the Surviving Corporation, but such performance metrics will not be achieved in whole or in part;

WHEREAS, because the performance metrics for the Earn-Out Payment will not be achieved in whole or in part, the parties have agreed that (i) in exchange for Parent’s early release of the Escrow Fund, the extension of the time period during which Company’s former holders of Preferred Stock are able to collect amounts that may be received by the Company from Eastman Kodak, and revisions to the performance metrics for the Earn-Out Payment, (ii) the Merger Agreement shall be amended to reduce the maximum Earn-Out Payment and to provide a new Seller Indemnifiable Matter which shall impose additional indemnification obligations on the Seller Indemnifying Parties;

WHEREAS, accordingly, the parties desire to enter into this amendment to the Merger Agreement which (i) revises the terms and conditions of the Earn-Out Payment and Earn-Out Period, including the reduction of the maximum Earn-Out Payment; (ii) extends the time period for the Company’s former holders of Preferred Stock to be able to collect amounts that may be received by the Company from Eastman Kodak; (iii) revises the definition of “Survival Date” consistent with the early release of the Escrow Fund; and (iv) includes a new Seller Indemnifiable Matter which shall impose additional indemnification obligations on the Seller Indemnifying Parties;

WHEREAS, pursuant to Section 8.3 of the Merger Agreement, the parties thereto hereby desire to amend the Merger Agreement as set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, and in consideration of the representations, warranties and covenants herein contained, the parties agree as follows:

1. Definitions. Capitalized terms used in this Amendment without definition shall have the meanings ascribed thereto in the Merger Agreement; provided, however that Section 1.6 of the Merger Agreement is hereby amended as provided below.

2. Amendments.

(a) The definition of “Earn-Out Period” in Section 1.6 of the Merger Agreement is hereby amended to provide that the Earn-Out Period shall be the period commencing at 12:01 a.m. Pacific time on September 1, 2013 and ending at 11:59 p.m. Pacific time on August 31, 2014.

(b) The definition of “Revenue” in Section 1.6 of the Merger Agreement in hereby amended to read as follows: “Revenue” shall mean the net revenues achieved by the specified business for the specified periods, all in accordance with GAAP.”

(c) Section 1.7(d) to the Merger Agreement is deleted in its entirety and is amended and restated to read as follows:

“(d) Earn-Out. As additional consideration, subject to and in accordance with the remaining provisions of this Section 1.7(d), Parent shall pay an amount equal to the earn-out payment (the “Earn-Out Payment”), less the Third Party Expenses allocable thereto, no later than sixty (60) days following the determination of the Earn-Out Payment (as provided in (ii) below), if any, to the Paying Agent for distribution to the Company Stockholders and the Participants to be allocated to such parties as provided in the Spreadsheet (as updated by the Stockholder Representative pursuant to Section 5.18 hereof).

(i) The Earn-Out Payment may be earned if operating results of Parent on a consolidated basis reflects achievement of one or more of the following milestones, each of which may be earned even if the others are not, provided, however, that in no event and under no circumstances shall the aggregate Earn-Out Payment payable under clauses (A), (B) and (C) hereunder exceed One Million Dollars ($1,000,000) less the Third Party Expenses allocable thereto regardless of any achievements thereunder:

(A) If, during the Earn-Out Period: (i) the Business as operated by Parent, as each definition may apply during the Earn-Out Period (together and as further defined below, “EZP Business”), achieves Revenue and Gross Margin equal to or better than that achieved for the period commencing at 12:01 a.m. on the date one year prior to the Amendment Effective Date and ending at 11:59 p.m. on the Amendment Effective Date (“Threshold Milestones”), and (ii) the average daily Revenue achieved by Parent pursuant to its consolidated results of operations, for any three (3) consecutive months for any Existing Customer, equals or exceeds One Hundred Thousand Dollars (USD$100,000), with the Gross Margin on all such Revenue during such period at or better than that achieved for the previous three (3) consecutive months (“Trailing Three Month Period”), then an Earn-Out Payment in respect thereof shall equal Seven Hundred Thousand Dollars (USD$700,000); provided, however, that the months of October 2013, November 2013 and December 2013 (together, the “Peak Quarter”) shall not be eligible for inclusion in these Earn-Out Period calculations, other than as reflected in the calculations necessary in subsection (A)(i) above. “EZP Business” means the Business as operated by Parent after the Closing Date, but excluding revenue generated by Parent’s Corporate Clients. “Gross Margin” shall mean the Revenue actually received by Company from any Customer (as defined) minus the Cost of Sales expressed as a percentage. “Existing Customer” shall mean an individual partner generating sales through the Parent’s corporate level retailer and/or distribution relationships, but excluding any revenue associated with the “Checkout by Amazon” or “PayPal” functionality embedded in the CafePress.com website or any affiliated or partner website. “New Customer” shall mean an individual partner generating sales through the Parent’s corporate level retailer and/or distribution relationships that did not have such a relationship with Parent as of 11:59 p.m. on the date immediately preceding the Amendment Effective Date. “Cost of Sales” shall mean all the costs associated with the production and distribution of Parent products, including without limitation shipping, royalties, commissions, taxes and allocation of expenses.

(B) If, during the Earn-Out Period, (i) the EZP Business achieves the Threshold Milestones, and (ii) the average weekly Revenue achieved by Parent pursuant to its consolidated results of operations, for any three (3) consecutive months, is at least One Million Dollars (USD$1,000,000) per week, with Gross Margin on all such Revenue during such period at or better than that achieved for the Trailing Three Month Period, for any Existing Customer, then the Earn-Out Payment in respect thereof shall equal One Million Dollars (USD$1,000,000); provided, however, that the Peak Quarter shall not be eligible for inclusion in the Earn-Out Period, other than as reflected in the calculations necessary in subsection (B)(i) above.

(C) If, during the period commencing at 12:01 a.m. on the Amendment Effective Date and ending at 11:59 p.m. on September 30, 2014 (“Feed Launch Period”), (i) the EZP Business achieves the Threshold Milestones, and (ii) the EZP Business delivers the Content Feed System, and Parent achieves average daily Revenue of at least Forty-Five Thousand Dollars (USD$45,000) for any New Customer derived from the Content Feed System during any thirty-day (30-day) period during the Feed Launch Period, excluding the Peak Quarter, and achieves Gross Margin on all such Revenue during such 30-day period of at least equal to or better than that achieved for the Trailing Three Month Period, excluding the Peak Quarter, and (iii) the EZP Business delivers the

Content Feed System, and achieves Revenue generated from any New Customer or combination of New Customers derived from such Content Feed System of not less than One Hundred Thousand Dollars (USD$100,000 ) in the aggregate, with each New Customer account achieving a Gross Margin of equal to or better than 42%, then the Earn-Out Payment in respect thereof shall equal an amount equal to the Revenue generated by such the Content Feed System during the Feed Launch Period; provided, however, that only new business with new Customers shall be eligible for inclusion in these calculations. “Content Feed System” shall mean the platform technology created and launched by Company for sale, distribution and marketing of products into retail channels where such sales occur on the e-commerce websites of New Customers.

(ii) The determination of the amount of the Earn-Out Payment shall be made by Parent, and written notice thereof together with a calculation of the amount of the Earn-Out Payment, setting forth the components thereof in reasonable detail shall be delivered to the Stockholder Representative (the “Earn-Out Notice”) no later than sixty (60) days following the completion of the Earn-Out Period. If the Stockholder Representative disagrees with Parent’s determination of the Earn-Out Payment as set forth in the Earn-Out Notice, the Stockholder Representative shall notify Parent in writing of such disagreement within twenty (20) days after delivery of such Earn-Out Notice, which notice shall describe the nature of any such disagreement in reasonable detail and Parent will provide Stockholder Representative with access during regular business hours to books, records, documents and schedules reasonably necessary to determine if such a disagreement exists. During the thirty (30) day period following any notice of disagreement delivered pursuant to the preceding sentence, Parent and the Stockholder Representative shall negotiate in good faith in order to attempt to resolve any such disagreement. If Parent and the Stockholder Representative are unable to resolve such disagreement within the thirty (30) day negotiations period, Parent shall provide the Accounting Arbitrator, which shall be jointly retained by the Stockholder Representative and Parent, with reasonable access to relevant books, records, documents, schedules and workpapers of Parent to the extent reasonably necessary to enable the Accounting Arbitrator to verify Parent’s determination of the Earn-Out Payment; provided, that access shall be provided at reasonable times upon reasonable prior notice to Parent and under reasonable circumstances; provided, further, that such access shall not unreasonably interfere with the business operations of Parent. If the Stockholder Representative fails to deliver such a notice of disagreement in such twenty (20) day period, the Stockholder Representative shall have waived its right to contest, and shall be deemed to have agreed to, the Earn-Out Notice at issue and the Earn-Out Payment amount shown thereon. The Accounting Arbitrator will only consider those issues and matters as to which Parent and the Stockholder Representative have disagreed and shall deliver to Parent and the Stockholder Representative, as promptly as practicable and in any event within sixty (60) Business Days after its appointment, a written report setting forth the resolution of any such disagreement without providing any details regarding the information reviewed by the

Accounting Arbitrator. The determination of the Accounting Arbitrator shall be final and binding upon Parent and the Company Stockholders. Judgment may be entered upon the determination of the Accounting Arbitrator in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Arbitrator incurred in the resolution of such disagreements shall be borne one-half by Parent and one-half by the Stockholder Representative on behalf of the Company Stockholders.

(iii) Within forty-five (45) days of the date Parent issues a press release with quarterly earnings for each fiscal quarter during the Earn-Out Period, Parent shall provide the Stockholder Representative with a report tracking the Company’s progress with respect to achieving the Earn-Out Amount, along with any other information reasonably requested by the Stockholder Representative.”

(d) In connection with the changes being made to Section 1.7(d) as provided above, the parties hereto agree that the Merger Agreement is hereby amended such that all other provisions of the Merger Agreement related to the prior version of Section 1.7(d) are hereby revised in a manner consistent with the changes being made hereunder, including, but not limited to the following:

Section	Amendment

Index of Exhibits	The Exhibit C description shall read “[Intentionally Omitted]”

Index of Defined Terms	The following definitions shall be deleted: “Stock Earn-Out Payment”, “EO Share Price”, “Cash Election”, “Stock Election”, “Form of Election”, “Election Deadline”, “Parent Stock”

Section 1.6	The phrase “(with the Dollar value of the Parent Stock to be determined using the EO Share Price)” shall be deleted everywhere it appears in the definition of “Final Escrow Indemnity Pro Rata Share” and “Final Excess Indemnity Pro Rata Share”

The definition of “Parent Stock” shall be deleted

Section 3.4	Section 3.4 shall read “[Intentionally Omitted]”

Section 5.18	The phrase “and the shares of Parent Stock” and “or issued, as the case may be,” shall be deleted

Section 5.21	Section 5.21 shall read “[Intentionally Omitted]”

Section 5.22	Section 5.22 shall read “[Intentionally Omitted]”

Section 6.3(a)(iii)	Section 6.3(a)(iii) shall read “[Intentionally Omitted]”

Section 7.1	The phrase “and Section 3.4 (Parent Stock)” shall be deleted

Section 7.5(e)(ii)	The last sentence shall be deleted

(e) Section 5.11 of the Merger Agreement is deleted in its entirety and is amended and restated to read as follows:

“Kodak Accounts Receivable. If, at any time prior to June 30, 2018, Parent or the Surviving Corporation collects any accounts receivable from Eastman Kodak Company or its affiliates or trustees, relating directly and solely to products and/or services rendered by the Company prior to January 19, 2012 on account of any claim submitted by the Company in connection with the Voluntary Petition filed by Eastman Kodak Company with the United States Bankruptcy Court Southern District of New York on or about the same date, then the amounts so collected shall be paid, promptly following Parent’s receipt thereof, to the former Company Stockholders who held Preferred Stock immediately prior to the Closing as set forth on the Spreadsheet (as updated by the Stockholder Representative pursuant to Section 5.18 hereof).”

(f) The first clause of Section 7.1 of the Merger Agreement ending at the first semicolon is hereby deleted in its entirety and is amended and restated to read as follows:

“The representations, warranties and covenants (other than the Post-Closing Covenants, as defined below) of the Company, Parent and Merger Sub contained in this Agreement and the Merger-Related Agreements (other than the Earn Out Bonus Agreement) shall survive the Closing until the date that certain Amendment No. 1 to Escrow Agreement and Early Release Notice is executed by all parties thereto (the date of expiration of such period, the “Survival Date”);”

(g) Section 7.2(a) of the Merger Agreement is hereby amended to include a new Seller Indemnifiable Matter as subsection (xiv), which shall impose additional indemnification obligations on the Seller Indemnifying Parties in connection with the amendments being made hereunder, such new subsection (xiv) to read as follows:

“(xiv) any claim by any actual or purported Company Stockholder or Participant asserting (i) any right to receive any Earn-Out Payment other than the Earn-Out Payment described in Section 1.7(d) of this Agreement, as the same may be amended from time to time; (ii) any right to receive any Earn-Out Payment other than the amount indicated for such Person on the Spreadsheet, as revised pursuant to Section 1.7(d) and Section 5.18; (iii) any failure of the Company to earn the Earn-Out Payment in whole or in part, claimed to be caused by Parent’s operation and management of the Surviving Corporation and Business. For the sake of clarity, Parent shall have the power and authority to operate and manage the Surviving Corporation and the Business in its sole discretion, including, but not limited to, the authority to take actions that may be deemed outside the ordinary course of business or inconsistent with the Company’s or the Surviving Corporation’s past practice, including, but not limited to, making material changes to marketing expenditures and pricing terms, the incurrence of Indebtedness on behalf of the Surviving Corporation, and the Surviving Corporation having cash and cash equivalents at any point in time less than the amounts maintained prior to Closing consistent with past practices and the Surviving Corporation’s annual business cycle.”

(h) Section 7.4(a)(i) of the Merger Agreement is deleted in its entirety and is amended and restated to provide that the Threshold shall not apply to claims made under the new Section 7.2(a)(xiv), and shall read as follows:

“(i) No claim for indemnification may be made under Section 7.2(a) (other than claims for recovery under Section 7.2(a)(i) for any breach or inaccuracy of the applicable Surviving Representations made by the Company, under Sections 7.2(a)(iii)-(vii), (xi), (xiii) and (xiv), for any fraud by or on behalf of the Company in connection with any representation or warranty of the Company contained in this Agreement, the Certificates or other Merger-Related Agreements or for any fraud by or on behalf of a Company Stockholder in connection with any representation or warranty of such Company Stockholder contained in any Merger-Related Agreements delivered by such Company Stockholder) unless and until the aggregate amount of Losses of the Parent Indemnified Parties that may be claimed thereunder exceeds $300,000 (the “Threshold”), and once such Threshold has been reached, the Seller Indemnifying Parties shall be liable to the Parent Indemnified Parties for the full amount of all such Losses, subject to the other limitations contained herein.”

(i) Section 7.4(d)(i)(C) of the Merger Agreement is deleted in its entirety and is amended and restated to provide that the sole and exclusive remedy provisions of Article VII shall not apply to claims made under the new Section 7.2(a)(xiv), and shall read as follows:

“(C) Except for recovery under Section 7.2(a)(i) for any breach or inaccuracy of the applicable Surviving Representations made by the Company, recovery under Section 7.2(a)(iii), (v), (vi), (vii), (xi), (xii), (xiii) or (xiv) or any fraud by the Company in connection with any representation or warranty of the Company contained in this Agreement or the Certificates, subject to Section 7.4(d)(i)(D) the sole and exclusive remedy for any and all Losses related to any Seller Indemnifiable Matters shall be the Escrow Fund and the maximum amount to be recovered from each Seller Indemnifying Party shall in no event exceed such Seller Indemnifying Party’s Interim Escrow Indemnity Pro Rata Share of the Escrow Amount. Except with respect to fraud by an individual Seller Indemnifying Party, or any fraud such Seller Indemnified Party had actual knowledge of, and except as otherwise set forth in Section 7.4(d)(i)(D), any and all claims for Losses related to any Seller Indemnifiable Matters shall, prior to any set-off against any portion of the Earn-Out Payment or claims directly against a Seller Indemnifying Party in accordance with the terms of this Article VII, be made against the Escrow Fund until such time as the Escrow Fund is reduced to zero or reserved for claims (or, with respect to an individual Seller Indemnifying Party, until such time as such Seller Indemnifying Party’s Interim Escrow Indemnity Pro Rata Share of the Escrow Amount is reduced to zero or reserved for claims).”

(j) The third sentence of Section 7.4(d)(i)(D) of the Merger Agreement is deleted in its entirety and is amended and restated to provide that Claims or recoveries for Losses under the new Section 7.2(a)(xiv) shall be included in the definition of “Specified Losses”, and shall read as follows:

“Claims or recoveries for Losses under Sections 7.2(a)(iii), 7.2(a)(v), 7.2(a)(vi), 7.2(a)(vii), 7.2(a)(xi), 7.2(a)(xii), 7.2(a)(xiii) or 7.2(a)(xiv) (“Specified Losses”) may be made in the sole and absolute discretion of the Parent Indemnified Parties, either from the Escrow Fund by reducing each Seller Indemnifying Party’s Interim Escrow Indemnity Pro Rata Share of the Escrow Amount, as an offset to the Earn-Out Payment payable to each Seller Indemnifying Party or directly against the Seller Indemnifying Parties; provided, that the Parent Indemnified Parties shall not proceed directly against the Seller Indemnifying Parties for Specified Losses until the Escrow Fund is reduced to zero or reserved for other claims and any Earn Out Payment due hereunder has been made.”

(k) Section 7.5(e)(iii) and Section 7.5(e)(iv) are each hereby amended so that in each instance where “Survival Date” appears in those subsections, “Survival Date” shall be replaced with the following:

“…Survival Date, or earlier as provided in the Escrow Agreement…”

3. General Release. Effective for all purposes as of the date hereof, the Stockholder Representative acknowledges and agrees, on behalf of each Seller Indemnifying Party and each of his, her or its agents, trustees, beneficiaries, directors, officers, affiliates, subsidiaries, estate, successors, assigns, members and partners (each, a “Releasor”) that:

(a) Releasor represents and warrants that, as of the date hereof, he, she or it has no Claims (as such term is defined below) against the Company, Parent and Merger Sub, or any of their past or present parent companies, subsidiaries or affiliates, or any of their respective employees, directors, partners, stockholders, officers, agents, attorneys, representatives, predecessors, successors, related entities, assigns or the like or any persons acting by, through, under or in concert with any of them (collectively, the “Releasees”).

(b) To the extent allowed by law, Releasor hereby irrevocably and unconditionally releases the Releasees from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages or causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever that Releasor may have, whether known or unknown, suspected or unsuspected, existing or prospective, including, but not limited to, those arising out of or in any way connected with or relating to: (i) the terms and provisions of this Amendment, including, but not limited to, claims arising from the failure of the Company or Parent to earn the revised Earn-Out Payment due to the operation and management by the Parent of the Company and the Business, or (ii) claims related to the Retention Bonus Plan where the facts and circumstances giving rise to the claim arose prior to the Closing (collectively, “Claims”); except that Claims shall not include: (A) any claims to enforce the Parties’ respective rights, duties and obligations under this Amendment, (B) any claims under any indemnification agreement between the Releasor and the Company or Parent (including indemnification provided for under applicable law) or insurance policy of the Company or Parent, in each case, in effect as of the date hereof, (C) any claims under the Charter Documents or (D) if (and only if) the Seller Releasor is an employee of the Company or Parent, any claims related to accrued salaries, vacation and expenses that have accrued after the Closing; provided, however, that the foregoing exceptions shall not, and are not intended to, preclude or negate any rights Parent has or may have under this Amendment, including, but not limited to, with respect this Release and the new Seller Indemnifiable Matter in Section 7.2(a) of the Merger Agreement as described in Section 2(g) of this Amendment. This Release is not intended to cover and does not extend to claims that, by law, cannot be released in an agreement between an employer and an employee. Releasor understands and agrees that by signing this Agreement, Releasor will not be able to bring any Claims against the Parent or any of the Releasees relating to the Company’s failure to earn the Earn-Out Payment in whole or in part due to any action taken by the Parent, and expressly acknowledges and agrees to the terms of Section 4 hereof.

(c) Releasor expressly waives all rights under California Civil Code section 1542, or any other similar statute or law of any other jurisdiction. California Civil Code section 1542 provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(d) Releasor represents and acknowledges that he, she or it has read this release and understands its terms and has been given an opportunity to ask questions of the Parent’s representatives. Releasor further represents that in signing this release he, she or it does not rely, and has not relied, on any representation or statement not set forth in this release made by any representative of the Company or Parent or anyone else with regard to the subject matter, basis or effect of this release or otherwise.

4. Additional Agreements

(a) Notwithstanding anything to the contrary contained in the Merger Agreement, this Amendment or in any other agreement, including, but not limited to the revised Earn-Out Period, the parties agree that Parent shall have the power and authority to operate the Company and the Business and manage the day-to-day operations of the Company and the Business in its unilateral discretion effective as of the date hereof. Such power and authority shall include the authority to take actions that may be deemed outside the ordinary course of business or inconsistent with the Company’s past practice, including, but not limited to, making material changes to marketing expenditures and pricing terms, the incurrence of Indebtedness on behalf of the Company, and the Company having cash and cash equivalents at any point in time less than the amounts maintained prior to Closing consistent with past practices and the Company’s annual business cycle. Without limiting the generality of the foregoing, Parent may operate its business in its sole discretion in a manner that diminishes in whole or in part the likelihood that any Earn-Out Payment is earned, and as a consequence of this Amendment, the Joinder, Consent and Release Agreement (the “Joinder Agreement”) or otherwise, shall owe no fiduciary or other duty to any Company Holder (as defined in the Joinder Agreement) or former Company stockholder or option holder, that would limit Parent’s discretion to operate the Company and the Business or create liability to such parties as a result of Parent’s unfettered exercise of such discretion.

5. Severability. In case any one or more of the provisions contained in this Amendment is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Amendment, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6. Effect of this Amendment. Except as expressly modified herein, the Merger Agreement shall remain in full force and effect. In the event of any conflict or inconsistency between the terms and provisions of the Merger Agreement and the terms and provisions of this Amendment, the terms and provisions of this Amendment shall govern and control.

7. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, as if entered into by and between Delaware residents exclusively for performance entirely within Delaware.

8. Titles and Subtitles. The titles and subtitles used in this Amendment are for convenience only and are not to be considered in construing or interpreting this Amendment.

9. Counterparts; Facsimile Signatures. This Amendment may be executed or consented to in counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. This Amendment may be executed and delivered by facsimile or other forms of electronic transmission and, upon such delivery, such signature page will be deemed to have the same effect as if the original signature had been delivered to the other party.

[Signature page follows]

IN WITNESS WHEREOF, Parent, the Company and the Stockholder Representative have caused this Amendment No. 1 to Agreement and Plan of Merger to be signed and effective as of the date first written above.

PARENT:

CAFEPRESS INC.

By:	/s/ Bob Marino
Name: Bob Marino
Title: Chief Executive Officer

COMPANY:

EZ PRINTS, INC.

By:	/s/ Bob Marino
Name: Bob Marino
Title: Chief Executive Officer

FORTIS ADVISORS LLC, acting in its capacity as STOCKHOLDER REPRESENTATIVE

By:	/s/ Adam Lezack
Name: Adam Lezack
Title: Managing Director

[Execution Version]